FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of June 2012

Commission File Number: 1-6784

Panasonic Corporation

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

This Form 6-K consists of:

1.	Notice of Resolutions adopted at the 105th ordinary general meeting of shareholders (English translation) issued by Panasonic Corporation (the registrant).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Panasonic Corporation

By:	/s/ MASAHITO YAMAMURA
Masahito Yamamura, Attorney-in-Fact
General Manager of Investor Relations
Panasonic Corporation

Dated: June 28, 2012

(TRANSLATION)

June 27, 2012

Panasonic Corporation

Dear Shareholders:

Notice of Resolutions adopted at

the 105th Ordinary General Meeting of Shareholders

This is to inform you that reports were made and resolutions were adopted as follows at the Company’s 105th Ordinary General Meeting of Shareholders held today.

Matters reported:

1.	The business report and statutory report on a consolidated and a parent-alone basis with respect to the 105th fiscal period from April 1, 2011 to March 31, 2012

Reports were duly made regarding the subject matter.

2.	Report of Accounting Auditors and the Board of Corporate Auditors on the consolidated financial statements

Reports were duly made regarding the subject matter.

Matters resolved:

Bill No. 1:

To elect 16 directors:

Messrs. Masayuki Matsushita, Fumio Ohtsubo, Yasuo Katsura, Ikusaburo Kashima, Yashihiko Yamada, Kazuhiro Tsuga, Yoshiiku Miyata, Kazunori Takami, Takashi Toyama, Yoshiyuki Miyabe, Yoshiaki Nakagawa, Ikuo Uno and Masayuki Oku were re-elected as directors. Messrs. Shusaku Nagae, Hideaki Kawai and Mamoru Yoshida were newly elected as directors. They all accepted and assumed office.

Messrs. Ikuo Uno and Masayuki Oku are outside directors.

Bill No. 2:

To elect 2 corporate auditors:

Mr. Ikuo Hata was re-elected as corporate auditor. Mr. Seiichiro Sano was newly elected as corporate auditor. They all accepted and assumed office.

Mr. Ikuo Hata is an outside corporate auditor.

Yours very truly,

Kazuhiro Tsuga

President and Director

Panasonic Corporation